                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB Number: 3235-0145
                                                     Expires: September 30, 1988

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 23)*
                                              --


                               THE TIMKEN COMPANY
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock Without Par Value
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     8873895
                              --------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).




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
--------------------                                                                   --------------------
 CUSIP NO. 8873895                            13G                                      PAGE 2 OF 2 PAGES
           ---------                                                                       ---  ---
--------------------                                                                   --------------------

-----------------------------------------------------------------------------------------------------------
|   1 | NAME OF REPORTING PERSON                                                                          |
|     | S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                                                |
|     |        William Robert Timken, Jr.                                                                 |
|     |                                                                                                   |
|     |        ###-##-####                                                                                |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [   ] |
|     |                                                                                             ----- |
|     |                                                                                         (b) [ X ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     |        United States of America                                                                   |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |    613,953                                                      |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |    7,192,589                                                    |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |    613,953                                                      |
|                               |-------|-----------------------------------------------------------------|
|           PERSON WITH         |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|                               |       |    7,192,589                                                    |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     |                                      7,806,542                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                 |
|     |                                                                                                   |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     |                                      12.97%                                                       |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON*                                                                         |
|     |                                                                                                   |
|     |                                      IN                                                           |
-----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13G
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 23)


ITEM 1(a).  Name of Issuer:                         The Timken Company
                           -----------------------------------------------------

ITEM 1(b).  Address of Issuer's Principal Executive Offices:
                                                    1835 Dueber Avenue, S.W.
            --------------------------------------------------------------------
                                                    Canton, Ohio 44706
            --------------------------------------------------------------------

ITEM 2(a).  Name of Person Filing:                  William Robert Timken, Jr.
                                  ----------------------------------------------


ITEM 2(b).  Address of Principal Business Office or, if none, Residence:
                                                    1835 Dueber Avenue, S.W.
            --------------------------------------------------------------------
                                                    Canton, Ohio 44706
            --------------------------------------------------------------------

ITEM 2(c).  Citizenship: Unites States of America
                        --------------------------------------------------------

ITEM 2(d).  Title of Class of Securities: Common Stock Without Par Value
                                         ---------------------------------------

ITEM 2(e).  CUSIP Number: 8873895
                         -------------------------------------------------------

ITEM 3.     STATUS OF PERSON FILING.

                    Not Applicable.

ITEM 4.     OWNERSHIP.

            (a) Amount beneficially owned: 7,806,542
                                          --------------------

            (b) Percent of class:          12.97%
                                 -----------------------------

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote                   613,953
                                                              -----------------------------
                (ii)  Shared power to vote or to direct the vote               7,192,589
                                                                ---------------------------
                (iii) Sole power to dispose or to direct the disposition of      613,953
                                                                           ----------------
                (iv)  Shared power to dispose or to direct the disposition of  7,192,589
                                                                             --------------

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                    Not Applicable [_]

                    Response to this Item is contained on the separate
                     sheet(s) attached hereto [X]

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

                    Not Applicable.

"In response to item 6, other persons have the right to receive and, in certain cases, share the right to direct the receipt of the dividends from, and the proceeds from the sale of, 7,192,589 shares of the securities identified in this
Schedule 13G.

5,247,944 shares of the securities identified in this Schedule 13G are held by the Timken Foundation of Canton, which is a charitable foundation. The three trustees of the Timken Foundation of Canton are Messrs. Ward J. Timken, Don D. Dickes, and me. All of the trustees share the voting and dispositive power with respect to the securities held by the Timken Foundation of Canton.

1,944,645 shares of the securities identified in this Schedule 13G are held by my wife, or trusts or foundations other than the Timken Foundation of Canton. I disclaim the beneficial ownership of these securities except for 557,500 shares held in a trust in which I have a one-sixth interest as a lifetime income beneficiary. I also disclaim beneficial ownership of the securities held by the Timken Foundation of Canton."

ITEM 10.  CERTIFICATION.


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    January 28, 2002
---------------------------------
(Date)
   /s/ William Robert Timken, Jr.
---------------------------------
(Signature)
   William Robert Timken, Jr.
---------------------------------
Name/Title Chairman of the Board & Chief Executive Officer


          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).